Bingham McCutchen
2020 K Street NW
Washington, D.C. 20006


March 13, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:      Pioneer Variable Contracts Trust
         (File No. 811-08786)

Ladies and Gentlemen:

On behalf of Pioneer Variable Contracts Trust, a Delaware statutory trust (the "Registrant"), we are filing this letter to respond in writing to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Registrant's preliminary Proxy Statement on Schedule 14A, filed by the Registrant on February 15, 2008 pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended. These comments were received by Nancy Persechino, Donald Davidson, and Miles Treakle, counsel to the Registrant, from Rebecca Marquigny via telephone on February 21, 2008. In response to the Staff's comments, revisions have been made to the Registrant's Proxy Statement as noted below.

1. Comment: The Staff noted that the Proxy Statement requests that contract holders vote "promptly" but does not provide a date by which proxy/voting instruction cards must be received. The Staff requested that the Registrant indicate such date in the letter to shareholders and at the end of the Question and Answer section.

        Response: The requested revisions have been made to the Proxy Statement.

2. Comment: The Staff requested that the Registrant clearly state, for each Proposal, the result if a Proposal is not approved by some or all of the Portfolios or, if approval of any Proposal is dependent on approval of any other Proposal, the result if the other proposal is not approved.

        Response: In response to this comment and to Comment 7 below, the Registrant has added the following statement to the section of the Proxy Statement entitled "Proposal 1 - To Elect Trustees":

        "Nominees must be elected by a plurality. Being elected by a plurality means receiving the greater number of votes cast limited by the number of trustees to be elected. Since the number of Nominees equals the number of Trustees to be elected, a Nominee receiving any votes will be elected."

        The Registrant advises the Staff that, in response to Staff comments regarding the joint proxy statement separately filed on behalf of other registrants managed by Pioneer Investment Management, Inc. (see Comment 13, below), the Registrant has amended Proposal 2 to solicit shareholder approval of an amendment to the Declaration of Trust rather than approval of an
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March 13, 2008
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amended and restated Declaration of Trust. The proposed amendment, if approved, will give the Board greater flexibility to amend the Declaration of Trust, and, the Board intends to adopt changes to the Declaration of Trust so that it contains the provisions included in the Amended and Restated Declaration of Trust (which continues to be a part of the Proxy Statement). The Registrant further advises the Staff that the following statement appears in the section of the Proxy Statement entitled "Proposal 2 - To Approve an Amendment to the Declaration of Trust":

        "At a meeting of the Board held on January 8, 2008, the Board approved the Amendment as well as further changes to the Existing Declaration which are designed to provide more flexibility to the Board in governing your Portfolio. Many of these further changes approved by the Board may be made under the terms of the Existing Declaration without the approval or consent of the shareholders, and the Board intends to make these changes even if the Amendment is not approved by shareholders. These changes include, among others, those related to Portfolio governance, including certain powers of Trustees, indemnification and liability of trustees, officers, employees, and shareholders, and shareholder/derivative actions. Other changes, most notably, changes to the provisions of the Existing Declaration relating to a merger or consolidation of the Trust into another entity, as described below, are subject to shareholder approval of the Amendment. The form of amended and restated declaration of trust, incorporating all of the changes approved by the Board (the "Amended Declaration"), is attached hereto as Part II, Section 12."

        Please also see the Response to Comment 8.

        The Registrant advises the Staff that the following statement appears in the section of the Proxy Statement entitled "Proposal 3 - To Revise Fundamental Investments Policies":

        "If any proposal is not approved for a Portfolio, the Portfolio's existing fundamental policy on that investment practice will remain in effect."

        The Registrant has added the following statement to the section of the Proxy Statement entitled "Proposal 4 - To Approve an Amended and Restated Management Agreement With Pioneer Investment Management, Inc.":

        "If the shareholders of a Portfolio do not approve the Amended and Restated Management Agreement, Pioneer will continue to manage the Portfolio pursuant to the terms of the existing management agreement."

        The Registrant has added the following statement to the section of the Proxy Statement entitled "Proposal 5 - To Approve a Policy Allowing the Appointment of Unaffiliated Sub-Advisers and Amendments to Sub-Advisory Agreements Without Shareholder Approval":

        "If the shareholders of a Portfolio do not approve the sub-adviser approval policy, decisions regarding a proposed sub-adviser for that Portfolio or a material change to a sub-advisory agreement with respect to that Portfolio will continue to require shareholder approval."
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3. Comment: The Staff requested that the Registrant clarify in the introductory section to Part I of the Joint Proxy and in the section entitled "Vote Required and Manner of Voting Proxies" that, as a consequence of "echo voting" by issuing insurance companies, if only a small percentage of contract holders submits voting instructions, those holders may determine the outcome of the vote on a Proposal.

        Response: A new paragraph has been inserted after the third paragraph in Part I of the Joint Proxy, as follows:

        "Please note that each participating insurance company will vote Portfolio shares held in separate accounts for which no timely instructions are received from the contract holders, as well as shares it owns, in the same proportion as those shares for which such insurance company receives voting instructions. As a consequence, if only a small percentage of contract holders submits voting instructions, those contract holders may determine the outcome of the vote on a Proposal. Therefore, you are strongly encouraged to submit voting instructions to your participating insurance company."

        The Registrant has revised the fourth paragraph in the section entitled "Vote Required and Manner of Voting Proxies" in a similar manner. See the response to comment 6 below for the full text of that paragraph.

4. Comment: The Staff requested that the Registrant clarify, with respect to the section entitled "Vote Required and Manner of Voting Proxies," whether, in view of the "echo voting" feature, a quorum may be present at the Meeting but sufficient votes to approve a Proposal might not be received.

         Response: The Registrant advises the Staff that, in the unlikely case that a limited number of contract holders submits instructions and the instructions are to vote "AGAINST" a Proposal, the Registrant might elect to adjourn the Meeting to solicit additional voting instructions.

5. Comment: The Staff requested that, with respect to voting requirements related to each Proposal, a sentence be added to explain how participating insurance companies will vote shares held by them.

        Response: The following sentence has been added to each Proposal:

        "Each shareholder of record that is a participating insurance company will vote Portfolio shares attributable to a Variable Contract in accordance with voting instructions received from the contract holder. If the insurance company does not receive timely instructions from a contract holder, the insurance company will vote the Portfolio shares attributable to that contract holder's Variable Contract, as well as its own shares, in the same proportion as those shares for which the insurance company receives voting instructions."

6. Comment: The Staff requested that the Registrant tailor the fifth paragraph in the section entitled "Vote Required and Manner of Voting Proxies" to reflect that no shares of a Portfolio are
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held "directly" by contract holders. The Staff requested that the Registrant similarly tailor the paragraphs in this section discussing shares held through a bank or other intermediary and shares held in "street name."

        Response: The Registrant has replaced the fourth through eighth paragraphs of the Section entitled "Vote Required and Manner of Voting Proxies" with the following:

        "Shares of the Portfolios are offered to insurance companies issuing Variable Contracts and to certain Qualified Plans. The insurance companies are the shareholders of record entitled to be present and vote at the Meeting. However, if you are a contract holder, you are entitled to instruct your participating insurance company as to how to vote shares attributable to your Variable Contract. Each participating insurance company will vote Portfolio shares held in separate accounts for which no timely instructions are received from the holders of variable annuity contracts, as well as shares it owns, in the same proportion as those shares for which such insurance company receives voting instructions. This practice is commonly referred to as "echo voting." As a consequence of echo voting, if only a small percentage of contract holders submits voting instructions, those contract holders may determine the outcome of the vote on a Proposal.

        "If you are a shareholder of record and hold your shares directly (not through a broker-dealer, bank or other financial institution), and if you return a signed proxy/voting instruction card that does not specify how you wish to vote on a Proposal, your shares will be voted "FOR" the nominees in Proposal 1 and "FOR" Proposals 2, 3, 4, and 5, as applicable.

        "Broker non-votes, as described above, and abstentions do not count as a vote "FOR" Proposals 2, 3, 4 and 5 and effectively result in a vote "AGAINST" such Proposals. For Proposal 1, a broker non-vote or abstention will have no effect."

7. Comment: The Staff requested that the Registrant define "plurality" in the first bullet under Proposal 1 in the section entitled "Vote Required and Manner of Voting Proxies" or include in a parenthetical a "plain English" explanation of that term.

         Response: Please see the response to Comment 2.

8. Comment: The Staff requested that additional disclosure be added to Proposal 2 identifying each provision in the Amended and Restated Declaration of Trust that requires a change in a current fundamental policy of any Portfolio, cross-referencing the corresponding vote in the applicable subsection of Proposal 3, and describing the consequence, if any, if the related fundamental policy is not approved.

        Response: The Registrant advises the Staff that it has reviewed proposed amendment to the current Declaration of Trust, as well as the terms of the Amended and Restated Declaration of Trust, and the proposed changes to the fundamental policies of the Portfolio and has concluded that the approval by shareholders of the Amendment and, subsequently, the Amended and Restated Declaration of Trust may be effected even if some or all of the changes to the
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fundamental policies of any Portfolio or any of the other Proposals contained in the Proxy Statement are not approved by shareholders. The Registrant has added the following sentence to the section entitled "Proposal 2 - To Adopt an Amended and Restated Declaration of Trust":

        "Approval of the Amendment is not dependent on the approval of any other Proposal in this Joint Proxy Statement."

9. Comment: Regarding Proposal 3, the Staff requested expanded disclosure in subsections 3-G(2) (concentration), 3-I (illiquid securities), 3-J (use of margin), 3-K (short sales), 3-L (investments in other investment companies), and 3-N (exercising control or management) of the impact of the change in fundamental policy on Money Market VCT Portfolio, the basis for the Board's recommendation that shareholders vote in favor of the change, and how the change is consistent with the purposes and objectives of a money market fund (low risk, high liquidity). If the purpose of these changes is simply to provide as much flexibility as the law permits but there is no anticipated change in the Portfolio's holdings or the manner in which the Portfolio's investment program is conducted, it will suffice to so state.

        Response: The Registrant has added to each of the referenced subsections the following sentence:

        "This change is designed to afford the Portfolio the maximum flexibility permitted under law from time to time. Pioneer has advised the Board that the proposed change, if adopted, is not expected to materially affect the manner in which the Portfolio's investment program is conducted at this time, as described in the Portfolio's prospectus and statement of additional information."

10. Comment: With respect to Proposal 3-M (pledging or guaranteeing assets), the Staff requested that the Registrant clearly state in the penultimate paragraph that the Staff's silence in recent no-action letters as to any limitations on the amount of collateral that may be pledged by a Portfolio as collateral for debts owed does not indicate a change in position of the Staff that is reflected in earlier no-action letters described in the paragraph.

        Response: The Registrant has added the following sentence to the referenced subsection:

        "This does not mean that the Staff's position on this issue has changed."

11. Comment: With respect to Proposal 4, in the fifth paragraph in the subsection entitled "Investment Management Services," the Staff requested that the Registrant explain the effect (if any) on contract holders of the provision in the Amended and Restated Management Agreement that Pioneer "shall not be deemed to assume or have responsibility for functions specifically assumed by any administrator, transfer agent, fund accounting agent, custodian, shareholder servicing agent, or other agent employed to perform such functions." In response to our inquiry, Ms. Marquigny said that deleting the paragraph from the proxy statement might be appropriate if the provision does not reflect any change in position.
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March 13, 2008
Page 6



        Response: The Registrant has deleted this paragraph from the Proxy Statement. In the Registrant's opinion, the provision does not reflect any change in position.

12. Comment: With respect to Proposal 5, the Staff requested that the Registrant state whether some or all of the Portfolios already have an existing manager of managers exemptive order from the SEC. The Staff requested that if some Portfolios have not received such an order or have an order pending before the SEC, the Registrant disclose that if the SEC provides such an order the Registrant may be required by the terms of the order to resubmit for shareholder/contract holder approval the policy allowing appointment of unaffiliated subadvisers.

        Response: The Registrant has revised the first paragraph of the subsection "Proposed sub-adviser approval policy" within the section entitled "Proposal 5 - To Approve a Policy Allowing the Appointment of Unaffiliated Sub-Advisers and Amendments to Sub-Advisory Agreements Without Shareholder Approval" as follows:

        "Each of the Portfolios, along with other funds in the Fund Complex, and Pioneer, have received an exemptive order of the SEC (the "exemptive order") for relief from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act."

13. Comment: The Staff requested that the Registrant incorporate in its Proxy Statement revisions made to a joint proxy statement separately filed on behalf of other registrants managed by Pioneer Investment Management, Inc. in response to Staff comments, to the extent applicable to the Registrant's Proxy Statement.

        Response: Applicable revisions will be incorporated in the Registrant's Proxy Statement.

        Please feel free to contact me (at 202-373-6185) if you have further questions or comments.


Sincerely,

/s/ Nancy Persechino

Nancy Persechino


cc:      Christopher Kelley
         Roger Joseph
         Donald Davidson
         Miles Treakle